UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

            Certification and Notice of Termination of Registration
         under Section 12(g) of the Securities and Exchange Act of 1934
                     or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number 1-2227


                         Crown Cork & Seal Company, Inc.

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             (Exact name of registrant as specified in its charter)

                                 One Crown Way
                          Philadelphia, PA 19154-4599
                                 (215) 698-5100
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(Address,  including zip code, and telephone  number, including  area  code of registrant's principal executive offices)


         4.5% Convertible Preferred Stock, par value $41.8875 per share
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            (Title of each class of securities covered by this Form)


                    Common Stock, par value $5.00 per share
                         Common Stock Purchase Rights
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      (Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a) (1) (i)    |X|          Rule 12h-3(b) (1) (ii)  |_|
       Rule 12g-4(a) (1) (ii)   |_|          Rule 12h-3(b) (2) (i)   |_|
       Rule 12g-4(a) (2) (i)    |_|          Rule 12h-3(b) (2) (ii)  |_|
       Rule 12g-4(a) (2) (ii)   |_|          Rule 15d-6              |_|
       Rule 12h-3(b) (1) (i)    |X|

       Approximate number of holders of record as of the certification or notice date: 0.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Crown Cork & Seal Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:      March 29, 2000                    By:    /s/ Alan W. Rutherford
                                                    -----------------------
                                             Name:  Alan W. Rutherford
           `                                 Title: Executive Vice President
                                                    and Chief Financial Officer